ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/138/2006

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

[redacted]

April 12, 2006

06012666

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

RECEIVED
2006 APR 19 A 10:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Subject: *Investment in Petroleum Exploration and Production Projects in Oman Block 58*

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that on April 3rd, 2006, the company was selected by the Government of the Sultanate of Oman as the winning bidder and will become the operator with 100% participation interest in Petroleum Exploration and Production Project Block 58 in Oman. Nevertheless, the Government of the Sultanate of Oman has the right to participate at 20% interest after the commerciality declaration. The signing of the Exploration and Production Sharing Agreement (EPSA) is expected by June 2006, and will become effective after being ratified by Royal Decree of the Sultanate of Oman.

Onshore Block No. 58 is located in the southwest of Oman, covering an area of approximately 2,264 square kilometers.

The success in this bidding is another major step for PTTEP in expanding its investment in the Middle East, which has high petroleum potential, following the initial investment in the Block 44 in the Sultanate of Oman, and Saveh Block in the Islamic Republic of Iran.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Yours sincerely,

Maroot Mrigadat

President

dlw 4/19